SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

17009260

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2016 (MM/DD/YY) AND ENDING DECEMBER 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL BROKERS COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 XANADU PLACE
(No. and Street)

JUPITER (City) FLORIDA (State) 33477 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH LAWLESS 561-406-2242 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, JR, CPA
(Name – if individual, state last, first, middle name)

15565 (Address) NORTHLAND SUITE 508 WEST (City) SOUTHFIELD, (State) MI 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH M. LAWLESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL BROKERS COMPANY, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA R. SECONTINE
MY COMMISSION # FF 011883
EXPIRES: June 29, 2017
Bonded Thru Budget Notary Services

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Sentinel Brokers Company, Inc.
20 Broadway
Massapequa, NY 11758

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Sentinel Brokers Company, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Sentinel Brokers Company, Inc management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respecrs, the financial position of Sentinel Brokers Company, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Sentinel Brokers Company, Inc. financial statements. Supplemental Information is the responsibility of Sentinel Brokers Company, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI 48075
February 24, 2017

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

ASSETS	
Cash and cash equivalents	$198,292
Marketable securities	1,118,641
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $133,577	
	6,072
Other	2,700
	$1,325,705
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Bank Overdraft	$35,000
Accounts payable	52,635
Accrued payroll	69,288
	156,923
Stockholder's equity	
Common stock, 200 shares authorized, 100 shares issued	
and outstanding, no par value	100
Paid-in capital	564,624
Retained earnings	604,058
	1,168,782
	$1,325,705

The accompanying notes are an integral part of these financial statements.

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

REVENUES	
Commission income	$1,821,773
Trading Income (loss)	3,952
Interest and Dividend income	61,568
	1,887,293
EXPENSES	
Payroll and related costs	1,310,194
Trade processing	211,754
Occupancy costs	37,967
Other expenses	201,504
	1,761,419
NET INCOME	$125,874

The accompanying notes are an integral part of these financial statements.

Sentinel Brokers Company, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

Cash flows from operating activities	
Net income	$125,874
Adjustments to reconcile net income to net cash	
used in operating activities:	
Depreciation and amortization	9,266
Changes in assets and liabilities:	
Marketable securities, net	33,478
Other assets	4,478
Accounts payable	10,804
Accrued Payroll	-86,278
Net cash used in operating activities	97,622
Cash flows from financing activities	
Bank Overdraft	35000
Shareholder distributions	-152,630
Net cash used in financing activities	-117,630
NET CHANGE IN CASH AND CASH EQUIVALENTS	-20,008
CASH AND CASH EQUIVALENTS - BEGINNING	218,300
CASH AND CASH EQUIVALENTS- END	$198,292
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$1,822
Income taxes	2,242
The accompanying notes are an integral part of these financial statements	

Sentinel Brokers Company, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance - beginning	$100	$564,624	$630,814	$1,195,538
Net income			125,874	125,874
Shareholder distributions	-	-	-152,630	-152,630
Balance - end	$100	$564,624	$604,058	$1,168,782

The accompanying notes are an integral part of these financial statements.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2016.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Income Taxes

Effective July 1, 2011, the Company elected to be taxed as an "S' Corporation for federal and state income tax purposes. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholder of the Company. The Company is subject to state and local income taxes in various states.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense.

At December 31, 2016 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Securities Transactions and Commissions Revenues

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair as determined by management, which approximates estimated realizable value. It is reasonable possible that a change in such estimates may occur in the near term.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis and accelerated basis over the estimated useful life of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the economic life of the improvements or the term of the lease.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company a maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Hilltop Securities, Inc. ("Hilltop"). The Company's clearing and execution agreement provides that Hilltop's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop records customer transactions on a settlement date basis, which is generally three business days after the trade date. Hilltop is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which

case Hilltop may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop is charged back to the Company.

The Company, in conjunction with Hilltop, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring adjustments of collateral levels. Hilltop establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.

Cash and Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash equivalents are money market funds and brokerage account balances.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for item requiring recording February 24, 2017, which is the date the financial statement, were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. OTHER INVESTMENTS

Included in other assets is an investment of $60,000 for a 10% interest in a privately held joint venture which is accounted for on the Equity Method of Accounting,

accordingly accumulated operating losses by the venture has reduced the amount invested to zero.

3. MARKETABLE SECURITIES

Marketable securities totaling $1,118,641 consist of municipal bonds of $223,988 and equities of $894,653 valued at quoted market prices.

4. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by the wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy

within which the fair value measurement falls in its entirety is determined based o the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bonds, or single-name credit default swap spread and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

	Level 1	Level 2	level 3	Total
Asset				
Municipal Bonds		$223,988		$223,988
Equity				
Common Stock				
Manufacturing	$250,141			208,150
Technology	86,160			118,455
Finance	84,244			56,488
Entertainment	15,633			21,016
Utilities	7,236			22,697
Retail	**5,253**			16,031
ETF's	15,333			31,156
Preferred Stock				
Communications	166,332			166,332
Finance	264,321			264,321
	$894,653	**$223,988**		**$1,118,641**

Assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities: Exchange –traded equity securities Generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

Municipal Bonds: The fair value of municipal bonds are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent

external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bod, or single-named credit default swap spreads and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 or the fair value hierarchy.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Hilltop. Hilltop carries all of the accounts of such customers and maintains and preserves such books and records.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule Rule (15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $1,034,358, which was $934,358 in excess of its required net capital of $100,000. The Company had a percentage indebtedness to net capital of 15.17% as of December 31, 2016.

7. COMMITMENTS AND CONTENGICIES

The Company leases office space in Massapequa Park, New York. Rent expense for the year Ended December 31, 2016 was approximately $18,000. Minimum future rental payments is approximately $6,750 for 2017.

Supplementary Pursuant to rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

Sentinel Brokers Company, Inc.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$ 1,168,782.00
Nonallowable assets:		
Property and equipment	6,072	
Deposit- rent	2,700	
Accounts receivable – other	-0-	(8,772.00)
Other Charges	-	
Haircuts	125,632	
Undue Concentration	0.00	(125,652)
Net allowable capital		$ 1,034,358.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 10,462.00

Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 934,358.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 156,923
Percentage of aggregate indebtedness to net capital	15.17%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 1,034,358.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	1,034,358.00
Reconciled Difference	$ (0.00)

Sentinel Brokers Company, Inc.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Hilltop Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

Sentinel Brokers Company, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Sentinel Brokers Company, Inc.
102 Xanadu Place
Jupiter, FL 33477
561-406-2242

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Sentinel Brokers Company, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Sentinel Brokers Company, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Sentinel Brokers Company, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, 1996.

Joseph Lawless, the president of Sentinel Brokers Company, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Joseph Lawless has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Sentinel Brokers Company, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (561) 406-2242.

Very truly yours,

Sentinel Brokers Company, Inc
Joseph Lawless, President

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

Board of Directors
Sentinel Brokers Company, Inc.
102 Xanadu Place
Jupiter, FL 33477

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Sentinel Brokers Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sentinel Brokers Company, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Sentinel Brokers Company, Inc. stated that Sentinel Brokers Company, Inc. meet the identified exemption provisions throughout the most recent fiscal year without exception. Sentinel Brokers Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sentinel Brokers Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

Sentinel Brokers Company. Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
6As of and for the Year-Ended December 31, 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Sentinel Brokers Company, Inc.
102 Xanadu Place
Jupiter, FL 33477

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Sentinel Brokers Company, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Sentinel Brokers Company, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Sentinel Brokers Company, Inc.'s management is responsible for Sentinel Brokers Company, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $1,595.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Sentinel Brokers Company, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 24, 2017